Exhibit 99.1

Amira Nature Foods Ltd Announces First Quarter 2015 Financial Results

First Quarter Revenue Grew 25.9 % to $138.8 Million

Adjusted EBITDA Increased 30.9% to $19.1 Million

DUBAI – August 28, 2014 – Amira Nature Foods Ltd (the “Company;” or “Amira” NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today reported financial results for its fiscal 2015 first quarter which ended on June 30, 2014.

First Quarter Financial Highlights:

•	Revenue grew 25.9% to $138.8 million compared to $110.3 million in the year earlier period

•	Adjusted EBITDA increased 30.9% to $19.1 million compared to $14.6 million

•	Adjusted EBITDA margin increased to 13.7% percent of sales compared to 13.2%

•	Adjusted profits after tax increased 24.7% to $9.3 million compared to $7.4 million

•	Basic earnings per share was $0.25 compared to $0.21

•	Adjusted earnings per share was $0.26 compared to $0.21

Karan A. Chanana, Amira’s Chairman and Chief Executive Officer, stated, “Our strong first quarter performance reflects increased demand and a favorable pricing environment for our products - with gains in our core Indian and Middle East markets, as well as in developed markets, such as the US, the UK and Continental Europe where we continue to make inroads in these priority markets. We believe that fiscal 2015 will be a great year and we expect to meet our growth forecasts as we expand markets and distribution points around the world.”

Bruce Wacha, Amira’s Chief Financial Officer, added, “We are pleased with the progress in the first quarter – we grew top line, adjusted EBITDA and profits by approximately 25% or more, while also increasing margins and improving our balance sheet. We added to inventory during the quarter providing support for our future sales growth and simultaneously reduced our trade payables and debt.”

First Quarter Fiscal 2015 Results

Revenue for the first quarter of fiscal 2015 increased 25.9% to $138.8 million, compared to $110.3 million for same period in fiscal 2014. The revenue increase was primarily due to continuing increases in sales volume, pricing and mix. Amira branded and third party branded sales increased by 29.3% to $136.8 million. Revenue from institutional sales fell marginally in dollar terms to $2.0 million from $4.4 million a year ago. Sales in India increased by 20.9% to $55.8 million (an increase of 30.3% in Indian rupees), while non-India or international sales increased by 29.5% to $83.0 million.

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Cost of materials including change in inventory of finished goods increased by $20.7 million, or 23.7% to $108.2 million in the first quarter of fiscal 2015 from $87.5 million in the first quarter of 2014, primarily reflecting revenue growth during that period. As a percentage of revenue, cost of materials including change in inventory of finished goods decreased to 78.0% in the three months ended June 30, 2014, versus 79.3% in the same period a year ago, due to improved pricing, operating efficiencies and continued benefit from economies of scale.

Adjusted EBITDA increased by approximately $4.5 million or 30.9% to $19.1 million, with adjusted EBITDA margins increasing by approximately 50 basis points to 13.7%. Adjusted EBITDA benefited from improvements in cost of materials including change in inventory of finished goods and freight, forwarding and handling, which improved by approximately 140 basis points and 240 basis points as a percentage of sales, respectively. These gains were offset in part by slight increases in employee benefit costs and other expenses.

Adjusted profit after tax increased by $1.8 million or 24.7% to $9.3 million for the three months ended June 30, 2014. Adjusted EPS increased by 23.8% to $0.26 per share from $0.21 per share in the year-ago quarter.

A reconciliation of Adjusted EBITDA, Adjust profit after tax and Adjusted EPS is provided in the “Non-IFRS Financial Measures” section of this release.

Balance Sheet and Cash Flow Highlights

At June 30, 2014, the Company’s cash and cash equivalents was $32.8 million and adjusted net working capital was $311.1 million. Net debt (after deducting cash and cash equivalents) as of June 30, 2014 was $150.2 million. As of June 30, 2014, inventories increased $10.7 million to $265.7 million from $255.0 at March 31, 2014, trade receivables were $71.4 million, a decrease of $9.5 million from $80.9 million, trade payables were $23.7 million, a decrease of $17.5 million from $41.2 million and total debt was $182.9 million a decrease of $1.9 million from $184.8 million. Reconciliations of adjusted net working capital and net debt to the IFRS measures of working capital and total current and non-current debt, respectively, are provided in the “Non-IFRS Financial Measures” section of this release.

Fiscal 2015 Outlook

The Company reiterates its previously-issued guidance and expects full-year fiscal 2015 Revenue and Adjusted EBITDA growth in excess of 20%. This is in line with long-term guidance previously provided to the investment community. The Company’s guidance is based on foreign exchange rates as of June 30, 2014 and does not take into account the potential impact of foreign currency fluctuations for the remainder of the fiscal year.

Conference Call

The Company will hold an investor call today at 5:00 p.m. Eastern time. The dial-in number for this conference call is 1-877-407-3982 for North American listeners and 1-201-493-6780 for international listeners. Live audio of the conference call will be simultaneously webcast on the investor relations section of the Company's website at www.amira.net.

An audio replay will be available following the completion of the conference call by dialing 1-877-870-5176 for North American listeners or 1-858-384-5517 for international listeners (conference ID 13589712). The webcast of the teleconference will be archived and available on the Company’s website.

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About Amira Nature Foods Ltd.

Founded in 1915, Amira has evolved into a leading global provider of branded packaged Indian specialty rice, with sales in over 60 countries today. The Company sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under its flagship Amira brand as well as under other third party brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.” For more information please visit www.amira.net.

Contact

Amira Nature Foods Ltd
Bruce Wacha, 201-960-0745

bruce.wacha@theamiragroup.com
Chief Financial Officer
or

FTI Consulting

Beth Saunders, 212-850-5717

elizabeth.saunders@fticonsulting.com

Cautionary Note on Forward-Looking Statements

 This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

	(Amounts in USD)
	As at June 30, 2014 (Unaudited)	As at March 31, 2014 (Audited)
ASSETS
Non-current
Property, plant and equipment	$22,932,608	$23,284,918
Goodwill	1,715,677	1,727,338
Other intangible assets	2,162,311	2,262,731
Other long-term financial assets	474,135	485,731
Total non-current assets	$27,284,731	$27,760,718

Current
Inventories	$265,659,869	$254,952,549
Trade receivables	71,430,171	80,882,986
Derivative financial assets	1,703,560	2,352,886
Other financial assets	8,521,456	9,768,514
Prepayments	11,401,333	8,361,244
Other current assets	926,012	765,655
Cash and cash equivalents	32,772,640	37,606,098
Total current assets	$392,415,041	$394,689,932
Total assets	$419,699,772	$422,450,650

EQUITY AND LIABILITIES
Equity
Share capital	$9,119	$9,115
Share premium	82,859,746	82,804,750
Other reserves	(2,975,498)	(3,312,575)
Retained earnings	81,639,073	74,334,687
Equity attributable to shareholders of the Company	$161,532,440	$153,835,977
Equity attributable to non-controlling interest	19,991,851	18,005,030
Total equity	$181,524,291	$171,841,007

Liabilities
Non-current liabilities
Defined benefit obligations	$285,321	$246,548
Debt	2,278,595	2,739,414
Deferred tax liabilities	6,452,263	6,666,270
Total non-current liabilities	$9,016,179	$9,652,232

Current liabilities
Trade payables	$23,699,654	$41,197,158
Debt	180,648,431	182,103,347
Current tax liabilities (net)	12,677,147	9,644,944
Other financial liabilities	10,617,040	6,031,593
Other current liabilities	1,517,030	1,980,369
Total current liabilities	$229,159,302	$240,957,411
Total liabilities	$238,175,481	$250,609,643
Total equity and liabilities	$419,699,772	$422,450,650

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Profit or Loss

	(Amounts in USD)
	Three months ended
	June 30, 2014 (Unaudited)	June 30, 2013 (Unaudited)
Revenue	$138,812,972	$110,285,088
Other income	50,459	37,876
Cost of material	(144,236,899)	(89,871,922)
Change in inventory of finished goods	35,988,839	2,368,511
Employee benefit expenses	(2,558,508)	(2,144,918)
Depreciation and amortization	(620,052)	(488,883)
Freight, forwarding and handling expenses	(4,875,737)	(6,541,015)
Other expenses	(5,443,596)	(3,421,597)
	$17,117,478	$10,223,140
Finance costs	(7,031,586)	(5,163,522)
Finance income	636,046	784,977
Other gains and (losses)	1,262,567	3,758,638
Profit before tax for the period	$11,984,505	$9,603,233
Income tax expense	(2,775,690)	(2,256,537)

Profit after tax for the period	$9,208,815	$7,346,696
Profit after tax attributable to:
Shareholders of the Company	7,304,386	5,880,748
Non-controlling interest	1,904,429	1,465,948

Earnings per share(1)
Basic earnings per share	$0.25	$0.21
Diluted earnings per share	$0.25	$0.21

(1) Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of equivalent stock options granted. For the quarter ended June 30, 2014, the dilutive impact of total share options of 721,535 granted to Mr. Karan A. Chanana through June 30, 2014, is insignificant and hence there is no difference in the presented basic and diluted earnings per share in the table above. For the quarter ended June 30, 2013, the effect of 360,257 share options granted to Mr. Karan A. Chanana through June 30, 2013 was anti-dilutive and has not been considered in the computation of the diluted earnings per share.

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

	(Amounts in USD)
	Three months ended
	June 30, 2014 (Unaudited)	June 30, 2013 (Unaudited)
Profit after tax for the period	$9,208,815	$7,346,696
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current period gain/(loss)	34,962	28,596
Reclassification to profit or loss	-	-
Income tax	(7,043)	(9,720)
	$27,919	$18,876
Cash flow hedging reserve:
Current period gain/(loss)	1,941,271	(7,983,593)
Reclassification to profit or loss	(1,295,356)	(513,772)
Income tax	(219,547)	2,888,254
	$426,368	$(5,609,111)

Currency translation reserve	(34,818)	(11,324,434)

Other comprehensive income/(loss) for the period, net of tax	$419,469	$(16,914,669)
Total comprehensive income/(loss) for the period	$9,628,284	$(9,567,973)

Total comprehensive income/(loss) for the period attributable to:
Shareholders of the Company	$7,641,463	$(7,718,646)
Non-controlling interest	$1,986,821	$(1,849,327)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity

 (Amounts in USD)

			Other reserves
	Share capital	Share premium	Share- based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging Reserve	Restructuring reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to non – controlling interest	Total equity
Balance as at April 1, 2013 (Audited)	$9,111	$82,683,926	$183,514	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735
Share based compensation	-	-	85,811	-	-	-	-	-	$85,811	-	$85,811
Profit after tax for the period	-	-	-	-	-	-	-	5,880,748	$5,880,748	1,465,948	$7,346,696
Other comprehensive income /(loss) for the period	-	-	-	15,177	(9,104,846)	(4,509,725)	-	-	$(13,599,394)	(3,315,275)	$(16,914,669)
Total comprehensive income/(loss) for the period	$-	$-	$-	$15,177	$(9,104,846)	$(4,509,725)	$-	$5,880,748	$(7,718,646)	$(1,849,327)	$(9,567,973)
Balance as at June 30, 2013 (Unaudited)	$9,111	$82,683,926	$269,325	$(6,384)	$(14,687,829)	$(4,251,078)	$9,398,927	$50,255,772	$123,671,770	$10,478,803	$134,150,573

Balance as at April 1, 2014 (Audited)	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007
Share based compensation	4	54,996	-	-	-	-	-	-	$55,000	-	$55,000
Profit after tax for the period	-	-	-	-	-	-	-	7,304,386	$7,304,386	1,904,429	$9,208,815
Other comprehensive income /(loss) for the period	-	-	- -	22,435	(27,979)	342,621	-		$337,077	82,392	$419,469
Total comprehensive income/(loss) for the period	$-	$-	$-	$22,435	$(27,979)	$342,621	$-	$7,304,386	$7,641,463	$1,986,821	$9,628,284
Balance as at June 30, 2014 (Unaudited)	$9,119	$82,859,746	$2,863,362	$(7,692)	$(16,046,380)	$816,285	$9,398,927	$81,639,073	$161,532,440	$19,991,851	$181,524,291

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

	(Amounts in USD)
	Three months ended
	June 30, 2014 (Unaudited)	June 30, 2013 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the period	$11,984,506	$9,603,233
Adjustments for non-cash items	1,769,789	(2,052,334)
Adjustments for non-operating incomes and expenses	6,394,564	4,374,563
Changes in operating assets and liabilities	(19,176,646)	6,585,809
	$972,213	$18,511,271
Income taxes paid	(180,493)	(225,043)
Net cash generated from operating activities	$791,720	$18,286,228

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(590,823)	$(315,703)
Purchase of intangible assets	-	(67,286)
Proceeds from sale of property, plant and equipment	1,307	5,332
(Investments in)/ proceeds from term deposits	2,286,850	(749,369)
Proceeds from short term investments	(16,700)	(81,000)
Interest income	312,975	171,491
Net cash generated from/ (used in) investing activities	$1,993,609	$(1,036,535)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net repayment of short term debt	(1,453,709)	(7,765,937)
Repayment of long term debt	(460,819)	(500,743)
Interest paid	(5,756,705)	(4,861,822)
Net cash used in financing activities	$(7,671,233)	$(13,128,502)

(D) Effect of change in exchange rate on cash and cash equivalents	52,446	(4,779,533)
Net decrease in cash and cash equivalents (A+B+C+D)	$(4,833,458)	$(658,342)
Cash and cash equivalents at the beginning of the period	37,606,098	33,270,338
Cash and cash equivalents at the end of the period	$32,772,640	$32,611,996

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Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based-compensation for three months ended June 30, 2014 and 2013, respectively (3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation for three months ended June 30, 2014 and 2013, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India; (5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

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1.          Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Three months ended
	June 30, 2014	June 30, 2013

Profit after tax (PAT)	$9,208,815	$7,346,696
Add: Income tax expense	2,775,690	2,256,537
Add: Finance costs (net of finance income)	6,395,540	4,378,545
Add: Depreciation and amortization	620,052	488,883
EBITDA	$19,000,097	$14,470,661
Add: Non-cash expenses for share-based compensation	59,722	85,811
Adjusted EBITDA	$19,059,819	$14,556,472

2.          Reconciliation of profit after tax to adjusted profit after tax:

	Three months ended
	June 30, 2014	June 30, 2013

Profit after tax (PAT)	$9,208,815	$7,346,696
Add: Non-cash expenses for share-based compensation	59,722	85,811
Adjusted profit after tax	$9,268,537	$7,432,507

3.          Reconciliation of earnings per share and adjusted earnings per share:

		Three months ended
		June 30, 2014	June 30, 2013

Profit after tax (PAT)		$9,208,815	$7,346,696
Profit attributable to Shareholders of the Company	(A)	$7,304,386	$5,880,748
Weighted average number of shares (for basic earnings per share)	(B)	28,676,204	28,661,998
Dilutive impact of stock options as converted in equivalent number of shares	(C)	241,188	-
Weighted average number of shares (for diluted earnings per share)	(D) = (B) + (C)	28,917,392	28,661,998
Shares issuable under exchange agreement	(E)	7,005,434	7,005,434
Basic earnings per share as per IFRS	(A) ÷ (B)	$0.25	$0.21
Diluted earnings per share as per IFRS	(A) ÷ (D)	$0.25	$0.21

Profit after tax (PAT)	(F)	$9,208,815	$7,346,696
Add: Non-cash expenses for share-based compensation	(G)	$59,722	$85,811
Adjusted profit after tax	(H) = (F) + (G)	$9,268,537	$7,432,507

Weighted average number of shares (including dilutive impact of share options granted) and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira Pure Foods Private Limited	(I) = (D) + (E)	35,922,826	35,667,432
Adjusted earnings per share	(H) ÷ (I)	$0.26	$0.21

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4.          Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	As at June 30, 2014	As at March 31, 2014
	(Amount in $)
Current assets:
Inventories	265,659,869	254,952,549
Trade receivables	71,430,171	80,882,986
Derivative financial assets	1,703,560	2,352,886
Other financial assets	8,521,456	9,768,514
Prepayments	11,401,333	8,361,244
Other current assets	926,012	765,655
Cash and cash equivalents	32,772,640	37,606,098
Total current assets	392,415,041	394,689,932

Current liabilities:
Trade payables	23,699,654	41,197,158
Debt	180,648,431	182,103,347
Current tax liabilities (net)	12,677,147	9,644,944
Other financial liabilities	10,617,040	6,031,593
Other current liabilities	1,517,030	1,980,369
Total current liabilities	229,159,302	240,957,411

Working Capital as per IFRS (Total current assets minus Total current liabilities)	163,255,739	153,732,521
Less: Cash and cash equivalents	32,772,640	37,606,098
Add: Current debt	180,648,431	182,103,347
Adjusted net working capital	311,131,530	298,229,770

5.          Reconciliation of total current and non-current debt to net debt:

	As at June 30, 2014	As at March 31, 2014
	(Amount in $)
Current debt	180,648,431	182,103,347
Non-current debt	2,278,595	2,739,414
Total current and non-current debt as per IFRS	182,927,026	184,842,761
Less: Cash and cash equivalents	32,772,640	37,606,098
Net debt	150,154,386	147,236,663

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